Exhibit 12.01

AllianceBernstein L.P.
Consolidated Ratio Of Earnings To Fixed Charges

	Years Ended December 31,
	2011	2010	2009
	(in thousands)

Fixed Charges:
Interest Expense	$2,545	$2,078	$2,696
Estimate of Interest Component In Rent Expense (1)	-	-	-
Total Fixed Charges	$2,545	$2,078	$2,696

Earnings:
(Loss) Income Before Income Taxes and Non-Controlling Interest in Earnings of Consolidated Entities	$(208,469)	$465,622	$624,485
Other	(6,029)	8,899	21,307
Fixed Charges	2,545	2,078	2,696
Total Earnings	$(211,953)	$476,599	$648,488

Consolidated Ratio Of Earnings To Fixed Charges	N/A (2)	229.35	240.54

(1) AllianceBernstein L.P. has not entered into financing leases during these periods.
(2) The ratio of earnings to fixed charges was negative for the year ended December 31, 2011. Additional earnings of $214.5 million would be needed to have a one-to-one ratio of earnings to fixed charges.